SAExploration Holdings, Inc.

3333 8th Street SE, 3rd Floor

Calgary, Alberta T2G 3A4

December 31, 2013

Via EDGAR

Securities and Exchange Commission

100 F. St, N.E.

Washington, D.C. 20549

Attn: Ms. Karina V. Dorin, Staff Attorney

Re:	SAExploration Holdings, Inc. Registration Statement on Form S-4 Filed November 1, 2013, as amended on December 10, 2013 File No. 333-192034

Dear Ms. Dorin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SAExploration Holdings, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), to January 7, 2013 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

Please be advised that the Company will file an exhibit-only amendment to the Registration Statement on January 6, 2013, in order to furnish the XBRL Interactive Data Files for the financial statements and notes included in the Registration Statement.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Melissa Shrewsbury at (214) 651-4427 or Garney Griggs at (713) 951-5613, both of Strasburger & Price, LLP, with any questions you may have concerning this request. In addition, please notify Ms. Shrewsbury or Mr. Griggs when this request for acceleration has been granted.

Securities and Exchange Commission

December 31, 2013

Very truly yours,

/s/ Brent Whiteley

Brent Whiteley
Chief Financial Officer and General Counsel

cc:	Melissa W. Shrewsbury, Esq. W. Garney Griggs, Esq. Strasburger & Price, LLP